[Letterhead of Simpson Thacher & Bartlett LLP]

March 14, 2006

VIA FEDEX AND EDGAR

Re:  Sealy Corporation

Registration Statement on Form S-1

File No. 333-126280

Andrew P. Schoeffler, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Schoeffler:

On behalf of Sealy Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value $0.01 per share, marked to show changes from Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Registration Statement as filed on October 28, 2005.  The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes, principally the inclusion of financial statements for the fiscal year ended November 27, 2005 and other related data.

In addition, we are providing the following responses to your comment letter, dated November 9, 2005, regarding the Registration Statement.  To assist your review, we have retyped the text of the Staff’s comments in italics below.   Please note that all references to page

numbers in our responses refer to the page numbers of Amendment No. 4.  The responses and information described below are based upon information provided to us by the Company.

Recent Developments, page 7

1.                                      Please revise here and on page 51 to disclose whether you were able to return to normal production and delivery schedules by the end of October 2005.

In response to the Staff’s comment, the Company respectfully advises the Staff that it was able to resume normal production and delivery schedules by the end of October 2005 and the disruption did not have a material impact on the Company’s results of operations for its fiscal year 2005.  Accordingly, the Company has revised the disclosure on page 46 of Amendment No. 4 and, given the reduced significance to the Company at this point in time, has removed the Recent Developments paragraph from the prospectus summary.

2.                                      Please revise to give investors a sense for what you mean by cost increases for polyurethane foam, to the extent that these are quantifiable.

In response to the Staff’s comment, the Company respectfully advises the Staff that, as described in our response to Comment #1 above, the relevant disclosure has been deleted from Amendment No. 4.  In addition, while the Company is not able to quantify expected cost increases for polyurethane foam at this point in time, in response to the Staff’s comment the Company has revised the raw materials risk factor on page 16 of Amendment No. 4 in order to provide greater qualitative disclosure regarding anticipated foam cost increases.

Risk Factors, page 17

Our profitability may be materially and adversely affected by increases in..., page 17

3.                                      Given your new disclosure concerning risks related to the Gulf Coast hurricanes, please break into a separate risk factor the information regarding risks related to supply by third party vendors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16 to 17 of Amendment No. 4.

4.                                      In your new risk factor, please explain what you mean by “significant temporary disruption.” We note your disclosure that you are unable to quantify the impact.  Are you able to qualify the impact, however? For example, were facilities destroyed in the hurricane or merely shut down? If facilities were shut down, how long will this last? What percentage of your foam does the supplier provide? Can you qualify “temporarily” with respect to the vendors’ inability to supply you with foam? Will this affect the roll out of the TrueForm product line or other specialty bedding offerings you planned to introduce? Please revise to provide more detail to investors to enable them to better understand the risk.

In response to the Staff’s comment, the Company respectfully advises the Staff that, due to the Company and its supplier’s resumption of their production capacities and since the disruption did not have a material impact on the Company’s results of operations for its fiscal year 2005, the Company has deleted the applicable disclosure from the new risk factor.  However, the Company has revised the disclosure on page 46 to provide details to investors regarding the percentage of foam provided by the supplier in question, the fact that the Company was able to resume normal production and delivery schedules by the end of October 2005 and the fact that the disruption did not affect the roll out of the TrueForm product line or other specialty bedding offerings.

Dividend Policy, page 30

5.                                      Please revise here and on page 9 to remove disclosure of your intended dividend amount or demonstrate your ability to pay the regular quarterly dividend.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of Amendment No. 4 to demonstrate the Company’s ability to pay a regular quarterly dividend.  The Company has previously advised the Staff telephonically regarding the anticipated size of the intended dividend amount and will promptly advise the Staff to the extent of any material changes to this anticipated dividend size.

Principal and Selling Stockholders, page 98

6.                                      We reissue comment 54 from our initial comment letter dated July 29, 2005.  In this regard, we note that you represented to us in your initial response letter that that you would provide this requested information once the selling stockholders were identified.

In response to the Staff’s comment, the Company has revised the disclosure on pages 91 to 93 of Amendment No. 4.

7.                                      We reissue comment 55 from our initial comment letter dated July 29, 2005.  In this regard, refer to Item 4S of the Regulation S-K section of the Supplement to the Manual of Publicly Available Telephone Interpretations, dated March 1999.

In response to the Staff’s comment, the Company has revised the disclosure on pages 92 and 93 of Amendment No. 4.

Underwriting, page 119

8.                                      We note your supplemental response to comment 63 from our initial comment letter dated July 29, 2005.  Please confirm that there have been no material changes to Lehman Brothers’ procedures since they were approved by the staff.

In response to the Staff’s comment, the Company respectfully advises the Staff that there have been no changes to Lehman Brothers’ procedures since they were approved by the Staff.

9.                                      Please elaborate on the “certain advisory services” provided by the independent consultant, name that consultant and disclose the amount paid.

In response to the Staff’s comment, the Company has revised the disclosure on page 116 of Amendment No. 4 to provide additional detail regarding the services provided, the maximum amount to be paid and the absence of any affiliation between the consultant and either the Company or the underwriters.  The Company respectfully submits that, given the absence of affiliation and the disclosure of the maximum amount to be paid, the name of the consultant is not material to investors and does not need to be publicly disclosed in the Registration Statement.  To the extent requested by the Staff, the Company will provide the name of the consultant to the Staff on a supplemental basis.

Exhibit 5.1

10.                               Please have counsel revise the first sentence of the first paragraph of its opinion to include the SEC file number of your registration statement.

In response to the Staff’s comment, counsel to the Company has revised the first sentence of the first paragraph of its opinion to include the SEC file number of the Registration Statement.  The revised opinion will be filed as an exhibit to a subsequent pre-effective amendment to the Registration Statement.  In addition, the Company will provide the Staff with a revised draft opinion on a supplemental basis.

11.                               We note the qualifications set forth in clause (1)(a) of the opinion.  Counsel may not limit its opinion in this manner.  Please revise accordingly.

In response to the Staff’s comment, counsel to the Company has deleted the qualifications set forth in clause (1)(a) of the opinion.  The revised opinion will be filed as an exhibit to a subsequent pre-effective amendment to the Registration Statement.

12.                               Please have counsel revise to indicate that the form of definitive underwriting agreement is filed as an exhibit to the Registration Statement.

In response to the Staff’s comment, counsel to the Company has revised the opinion to indicate that the form of definitive underwriting agreement is filed as an exhibit to the Registration Statement.  The revised opinion will be filed as an exhibit to a subsequent pre-effective amendment to the Registration Statement.

*              *              *              *

Supplemental Response to the Initial Comment Letter Dated July 29, 2005

47.           Please identify your independent directors.

In the response to the Staff’s comment, in the letter dated August 12, 2005, the Company indicated that it had not made a determination as to the identity of its independent directors and that it intends to include the disclosure in a subsequent pre-effective amendment to the Registration Statement once such determination has been made.  The Company respectfully advises the Staff that it has revised the disclosure on page 81 of Amendment No. 4 to identify its independent directors.

*              *              *              *

Please do not hesitate to call Joseph Kaufman at 212-455-2948 or Scott Fisher at 212-455-2456 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/  Joseph H. Kaufman

Joseph H. Kaufman

cc:                                 Securities and Exchange Commission

Meagan Caldwell

Sealy Corporation

Kenneth L. Walker